Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following description of the capital stock of TuSimple Holdings Inc. (“we,” “our,” “us,” or the “Company”) is a summary of the rights of our capital stock and summarizes certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws affecting the rights of holders of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to this Annual Report on Form 10-K, as well as to applicable provisions of the Delaware General Corporation Law.
Our authorized capital stock consists of 5,000,000,000 shares, all with a par value of $0.0001 per share, of which:

•	4,876,000,000 shares are designated Class A common stock;

•	24,000,000 shares are designated Class B common stock; and

•	100,000,000 shares are designated preferred stock.
Common Stock
We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights.

Dividend Rights
Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.
Voting Rights
The holders of our Class A common stock are entitled to one vote per share and the holders of our Class B common stock are entitled to 10 votes per share. Stockholders do not have the ability to cumulate votes for the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide for, immediately following any time after our 2022 annual meeting of stockholders when the outstanding shares of our Class B common stock represent less than 40% of the total voting power of our common stock (the “Voting Threshold Date”), a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. The board of directors is authorized to assign members of the board of the directors already in office immediately prior to the Voting Threshold Date. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation.
Our amended and restated certificate of incorporation provides as long as any shares of Class B common stock remain outstanding, we shall not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class, in addition to any other vote required by applicable law or our amended and restated certificate of incorporation:

•	amend, alter, or repeal any provision of our amended and restated certificate of incorporation or amended and restated bylaws that modifies the voting, conversion or other powers, preferences, or other special rights or privileges, or restrictions of our Class B common stock; or

•	reclassify any of our outstanding shares of Class A common stock into shares having rights as to dividends or liquidation that are senior to our Class B common stock or the right to more than one (1) vote for each share thereof.

Delaware law or our amended and restated certificate of incorporation could require either holders of our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

•	if we were to seek to amend our amended and restated certificate of incorporation to increase the authorized number of shares of a class of stock, or to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment;

•	if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment; and

•	so long as our outstanding shares of Class B common stock represent 40% or more of the total voting power of the company, any transaction that would result in a change in control of our company will require the approval of a majority of our outstanding Class B common stock voting as a separate class.
The holders of common stock will not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting power of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Except for the election of directors, if a quorum is present, an action on a matter is approved if it receives the affirmative vote of the holders of a majority of the voting power of the shares of capital stock present in person or represented by proxy at the meeting and entitled to vote on the matter, unless otherwise required by applicable law, the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws. The election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
No Preemptive or Similar Rights
Except the conversion provisions with respect to our Class B common stock described below, holders of our common stock have no preemptive rights and are not subject to conversion, redemption, or sinking fund provisions.
Right to Receive Liquidation Distributions
Upon our dissolution, liquidation, or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Conversion of our Class B Common Stock
Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock.
Each share of our Class B common stock will automatically convert, on a one-for-one basis, into shares of our Class A common stock on the earliest of (i) the date specified by a vote of the holders of Class B common stock representing 75.0% of the outstanding shares of Class B common stock, (ii) the date that is between 90 days and 270 days, as determined by the board of directors, after the death or incapacitation of the last of Mo Chen and Xiaodi Hou (each, a “Founder”) to die or become incapacitated or (iii) the date that is between 61 and 180 days, as determined by the board of directors, after the date on which the number of outstanding shares of Class B common stock held by the Founders and their permitted affiliates represents less than 50.0% of the total number of shares of Class B common stock held collectively by the Founders and their permitted affiliates at 11:59 pm Pacific Time on the date that we filed our amended and restated certificate of incorporation.
Additionally, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, sale, assignment, conveyance, hypothecation or other transfer or disposition of such share, whether or not for value and whether voluntary or involuntary or by operation of law, except certain permitted transfers described in our amended and restated certificate of incorporation, including, but not limited to:

•	any transfer of Class B common stock by a holder that is a record holder of such Class B common stock prior to the date that our amended and restated certificate of incorporation was accepted for filing by the Secretary of State of the State of Delaware to (i) a trust for the benefit of such record holder or one or more family members of such record holder, (ii) any general partnership, limited partnership, limited liability company, corporation or other entity owned exclusively by such record holder or (iii) a Founder; and

•	any grant of a voting proxy with respect to Class B common stock by either Founder to the other Founder.
Once transferred and converted into Class A common stock, the Class B common stock will not be reissued.

Preferred Stock
No shares of preferred stock are outstanding, but we are authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any associated qualifications, limitations or restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Class A common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our Class A common stock and the voting and other rights of the holders of Class A common stock. We have no current plan to issue any shares of preferred stock.
Anti-Takeover Provisions
Delaware Law
We are governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.
Certificate of Incorporation and Bylaws Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•
Dual Class Stock. As described above in “—Common Stock—Voting Rights,” our amended and restated certificate of incorporation provides for a dual class common stock structure pursuant to which our Founders and their permitted affiliates holding Class B common stock will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

•
Separate Class B Vote for Certain Transactions. Our amended and restated certificate of incorporation provides that so long as our outstanding shares of Class B common stock represent 40% or more of the total voting power of the company, any transaction that would result in a change in control of our company will require the approval of a majority of our outstanding Class B common stock voting as a separate class. This provision could delay or prevent the approval of a change in control that might otherwise be approved by a majority of outstanding shares of our Class A and Class B common stock voting together on a combined basis.

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Supermajority Approvals. Our amended and restated certificate of incorporation and amended and restated bylaws provide that certain amendments to our amended and restated certificate of incorporation or amended and restated bylaws by stockholders will require the approval of two-thirds of the combined vote of our then-outstanding shares of Class A and Class B common stock. This may have the effect of making it more difficult to amend our amended and restated certificate of incorporation or amended and restated bylaws to remove or modify certain provisions.

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Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize our board of directors to fill vacant directorships, including newly-created seats. In addition, the number of directors constituting our board of directors is set only by resolution adopted by a majority vote of our entire board of directors. These provisions may prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

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Classified Board. Our board of directors is not currently classified. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, immediately after the Voting Threshold Date, our board of directors will be classified into three classes of directors, each of which will hold office for a three-year term. In addition, after the Voting Threshold Date, directors may only be removed from the board of directors for cause and only by the approval of two-thirds of the combined vote of our then outstanding shares of Class A and Class B common stock. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

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Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that after the Voting Threshold Date, stockholders will not be able to take action by written consent, and will only be able to take action at annual or special meetings of our stockholders. Stockholders are not permitted to cumulate their votes for the election of directors. Our amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by a majority vote of our entire board of directors, the chairman of our board of directors, the executive chairman or our chief executive officer.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provides advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

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Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the holders of Class A common stock, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise.

Choice of Forum
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision does not apply to actions brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which federal courts have exclusive jurisdiction. Furthermore, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”). We intend for this provision to apply to any complaints asserting a cause of action under the Securities Act despite the fact that Section 22 of the Securities Act creates concurrent jurisdiction for the federal and state courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations promulgated thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions in our certificate of incorporation to be inapplicable or unenforceable.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is American Stock Transfer and Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is +1-(800) 937-5449 or +1-(718) 921-8124.
Listing
Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “TSP.”